UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29345 / July 21, 2010

_____

In the Matter of   :
                                                                      :
Old Mutual Financial Separate Account VA   :
1001 Fleet Street, 6th Floor, Legal
Baltimore, MD 21202   :
                                                                      :
(811-21952)   :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
(ACT) DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Old Mutual Financial Separate Account VA filed an application on April 29, 2010
requesting an order under section 8(f) of the Act declaring that it has ceased to be an
investment company.

On June 25, 2010 a notice of filing of the application was issued (Investment Company
Act Release No. 29333). The notice gave interested persons an opportunity to request a
hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the
Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated
authority.

Florence E. Harmon
Deputy Secretary